UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 28, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 2Q17 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
July 28, 2017
Media Release
Credit Suisse is profitable in first half of 2017, both in 1Q and 2Q, through positive operating leverage
Group 2Q17 adjusted* pre-tax income of CHF 684 million
Group 1H17 adjusted* net revenues up 9% year on year and adjusted* non-compensation expenses1 down 13% year on year resulting in an adjusted* pre-tax income of CHF 1.6 billion
Continued profitable growth in SUB, IWM and APAC WM&C with 1H17 adjusted* pre-tax income2 up 21% year on year. Wealth Management with strong net new assets3 in 1H17 of CHF 22.8 billion, up 12% year on year and our strongest asset inflows in six years. This resulted in record assets under management3 in 2Q17 of CHF 716 billion, up 8%4
IBCM achieved strong adjusted* pre-tax income of USD 243 million in 1H17, up 143% year on year. Net revenues up 19% in 1H17 driven by substantial increases in equity and debt underwriting, with net revenues up 49% and 17% year on year
Global Markets delivered significantly improved year on year performance, with net revenues of USD 3.2 billion, up 9%, and adjusted* total operating expenses down 10%, leading to 1H17 adjusted* pre-tax income of USD 638 million, up 480%
On track to achieve cost target of less than CHF 18.5 billion for 2017, with adjusted* operating expenses at constant FX rates of CHF 9.1 billion in 1H17, down 6% year on year (2Q17: CHF 4.5 billion)
Accelerated wind-down of SRU on track, with USD 8 billion of leverage reduction during 2Q17, a 10% reduction sequentially and a 49% reduction year on year
Strong capital ratios following completion of our rights offering with look-through CET1 ratio of 13.3% at end 2Q17, up 150 bps year over year, and look-through tier 1 leverage ratio of 5.2%, up 80 bps year over year

Group highlights
• Adjusted* net revenues of CHF 10.7 billion in 1H17, up 9% year on year (2Q17: CHF 5.2 billion)
• Adjusted* operating expenses at constant FX rates of CHF 9.1 billion in 1H17, down 6% year on year (2Q17: CHF 4.5 billion)
• Adjusted* non-compensation expenses at constant FX rates of CHF 3.8 billion in 1H17, down 13% year on year (2Q17: CHF 1.9 billion)
• Reported pre-tax income of CHF 1.3 billion in 1H17, compared to a pre-tax loss of CHF 285 million in 1H16 (2Q17: CHF 582 million)
• Adjusted* pre-tax income of CHF 1.6 billion in 1H17, compared to adjusted* pre-tax income of CHF 117 million in 1H16 (2Q17: CHF 684 million)
• Net income attributable to shareholders of CHF 899 million in 1H17, compared to a net loss of CHF 132 million in 1H16 (2Q17: CHF 303 million)
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “We are now midway through the execution of our three-year strategic plan and our strategy is working: we are making good progress against our key objectives. Our focus on the global wealth management opportunity is paying off, with growing net new assets3 and record global assets under management3 growing at 8%4 in this first half. In parallel, our efforts to right-size and restructure Global Markets (GM) are also having an impact as GM was profitable during 1H17. Overall, in 1H17, the Groups adjusted* pre-tax income was CHF 1.6 billion compared with CHF 0.1 billion in 1H16.
We have achieved strong revenue growth3 across our Wealth Management businesses. We were able to serve a growing part of our client needs by offering them customized solutions and services. Net new assets3 of close to CHF 23 billion in our Wealth Management businesses represent our strongest performance in the past six years, leading to our highest assets under management ever. In addition, our Asset Management activities attracted CHF 17.8 billion of net new assets in 1H17.
In GM we are seeing the benefits of the positive operating leverage we have created, with higher revenues, lower costs and a significant increase in profitability in the first half of 2017, year on year.
Our overall cost program is on track to achieve less than CHF 18.5 billion of costs5 in 2017, after we had CHF 9.1 billion of costs5 in 1H17.
The progress we have made in winding down the SRU is another key contributor to our stronger first half performance. While core profitability of the firm has increased by CHF 600 million, the profit drag from our non-core division has reduced by CHF 900 million year on year.
In the last 18 months, the first half of our three year plan, we have made significant progress in (i) generating profitable growth, (ii) reducing costs, (iii) strengthening our capital position, (iv) reducing risk and (v) resolving legacy issues.
I am determined, with our teams across all our markets and geographies, to ensure that during the next 18 months, we continue to build on the positive momentum we have created to date and stay disciplined and focused on executing on our strategy for the benefit of our clients and shareholders.”

Strong profit growth across our core businesses
• Swiss Universal Bank (SUB) delivered adjusted* pre-tax income of CHF 987 million in 1H17, up 6% compared to 1H16 and up 14%6 compared to 1H15, two years ago. In 2Q17, we achieved record adjusted* pre-tax income of CHF 504 million, making this our sixth consecutive quarter of year on year adjusted* pre-tax income growth and delivering an adjusted* return on regulatory capital of 16%. In line with targeted revenue initiatives across the division, 2Q17 net revenues increased 5% year on year. Adjusted* total operating expenses in 2Q17 continued to decrease year on year, reflecting our disciplined cost management. We ended 2Q17 with record assets under management of CHF 554 billion. Private Clients attracted net new assets of CHF 3.7 billion in 1H17, a significant improvement over the CHF 1 billion recorded in 1H16 and its strongest half-year performance in asset gathering since 1H14. This performance reflected robust inflows from UHNWI and our entrepreneur clients. Our strategy emphasizes quality and compliant growth. Therefore in 2Q17, we continued to invest in compliance, risk and digitalization, including the launch of an innovative online relationship onboarding tool and the further enhancement of our online banking platform. Alongside our Private Clients business, our Corporate & Institutional Clients business delivered a very strong performance in 1H17 and 2Q17, with year on year revenue growth of 6% and 10%, respectively, as it benefited from increased investment banking and lending activities. Net new assets were impacted by continued outflows from our deliberate strategy of exiting selected EAMs. Overall, after a strong 1Q17, 2Q17 was a quarter of continued strong delivery for SUB, with broad-based revenue growth (stable recurring commission and fees, higher net interest income, up 5%, and higher transaction-based revenues, up 8% compared to 2Q16) combined with lower costs, which led to a very strong 1H17 with close to a billion of adjusted* profits7 of CHF 987 million.
• International Wealth Management (IWM) continued to execute very effectively on its strategy, with a step change in adjusted* pre-tax income as we experienced strong client demand for our solutions and services and our focused approach to our strategic clients. 1H17 adjusted* pre-tax income of CHF 705 million increased 24% compared to 1H16, and 2Q17 adjusted* pre-tax income of CHF 378 million was up 45% compared to 2Q16. We also achieved strong momentum in asset gathering with net new assets of CHF 27 billion in 1H17, almost double our 1H16 result. The increased operating leverage generated by IWM in 1H17 was driven both by higher revenues and continued cost effectiveness. The adjusted* return on regulatory capital improved to 28% in 1H17 and 29% in 2Q17. Private Banking saw a sharp improvement in its profitability with 1H17 adjusted* pre-tax income rising 29% year on year, reflecting a return to profitability in Europe and profitable continued growth in emerging markets. We achieved an even greater improvement in 2Q17 adjusted* pre-tax income, which grew 56% compared to 2Q16, while the adjusted* net margin reached a record 36 bps alongside a 14% increase in net revenues. In both 1H17 and 2Q17, revenue growth was mainly driven by higher net interest income from continued loan growth, while recurring and transaction-based revenues rose as a result of increased client engagement supported by our ‘House View’-linked solutions. Private Banking net new assets totaled CHF 9.3 billion in 1H17, corresponding to an annualized growth rate of 6%, as we generated broad-based inflows from emerging markets and Europe. In 1H17, Asset Management adjusted* pre-tax income grew 6% to CHF 136 million compared to 1H16, which included investment gains of CHF 69 million. Management fees of CHF 523 million rose 18% compared to 1H16, reflecting good investment performance and strong net new assets of CHF 17.8 billion.

• Asia Pacific (APAC) Wealth Management & Connected business (WM&C) continued to be an effective integrated platform for our UHNWI and entrepreneur clients. WM&C delivered a 33% increase in net revenues to CHF 1,148 million and 72% growth in adjusted* pre-tax income to a record CHF 403 million in 1H17 compared to 1H16. We had a strong performance in 2Q17, with net revenues rising 23% and adjusted* pre-tax income up 78% year on year. Within WM&C, Private Banking 1H17 net revenues grew 24% year on year and adjusted* pre-tax income remained strong. Net new assets in 1H17 totaled CHF 10 billion and assets under management reached a record level of CHF 178 billion. Driven by higher transaction activity and higher loan and deposit volumes, net margins increased 6 bps on both a reported and adjusted* basis, compared to 1H16. We saw further strong demand for our UHNWI financing solutions, which contributed to a 60% rise in net revenues in advisory, underwriting and financing compared to 1H16. WM&C achieved adjusted* return on regulatory capital of 29% in 1H17. Euromoney8 named Credit Suisse Asia’s Best Bank for Wealth Management and Asia’s Best Bank for Financing as part of its 2017 Awards for Excellence. In our Markets business, our restructuring efforts continued in connection with our efforts to increase the profitability of this business and we made good progress: net revenues in US dollars increased slightly compared to 1Q17, while we maintained strong cost discipline in 2Q17. We reduced adjusted* operating expenses by 11% in 2Q17 compared to 1Q17. In 1H17, a resilient performance in our Cash business, as well as in Credit products, was offset by a more subdued performance in Equity Derivative products and significantly reduced activity in Rates. Institutional Investor9 voted our Equities business the top overall sales team in its 2017 All-Asia Sales Team survey. Overall, APAC generated an adjusted* return on regulatory capital of 14% for 1H17.
• Investment Banking & Capital Markets (IBCM) made continued progress against its strategy in 1H17, resulting in market share gains10 and an increase in net revenues year on year. In addition to our strength in the Americas, our performance improved in EMEA. We announced two of the three largest M&A deals10 in 1H17 and ranked in the top 5 for IPOs11 and top 4 in Leveraged Finance11. IBCM generated adjusted* pre-tax income of USD 243 million in 1H17, an increase of 143% year on year. This represents our strongest half-year adjusted* pre-tax income since 1H14. Net revenues grew to USD 1.1 billion in 1H17, driven by substantial increases in equity and debt underwriting, with net revenues up 49% and 17%, respectively, partially offset by lower revenues in advisory compared to 1H16. Investments continued to be self-funded in 2Q17 and adjusted* operating expenses declined 1% year on year. The adjusted* return on regulatory capital was 18% in 1H17. Net revenues in global advisory and underwriting12 were up 20% year on year to USD 2.2 billion, driven primarily by higher revenues in debt and equity underwriting.
• Global Markets (GM) delivered improved operating leverage, reflecting the consistent execution of our strategy. 1H17 profitability increased substantially with adjusted* pre-tax income of USD 638 million and an adjusted* return on regulatory capital of 9%. 1H17 net revenues of USD 3.2 billion increased 9% year on year, highlighting the strength of our client franchise and more favorable operating conditions. We maintained our leading market share13 across our trading and underwriting businesses, reflecting solid performance in Securitized Products, Global Credit Products, Emerging Markets, Cash Equities and Prime Services for 1H17. Adjusted* total operating expenses in 1H17 declined 10% compared to the same period in the prior year, demonstrating our strong cost discipline across compensation and benefits and other operating expenses. Our consistent performance leaves us well positioned to achieve our 2018 targets of USD 6 billion of revenues and a cost base of below USD 4.8 billion. In 2Q17, adjusted* pre-tax income of USD 300 million increased 44% year on year, reflecting outperformance in our Securitized Products franchise, positive Equities performance excluding SMG with adjusted* net revenues up 5% and a significant decline in costs. With the majority of our restructuring behind us, we remain focused on opportunistically growing and investing in our franchise, including hiring key talent. As a pillar of Credit Suisse’s strategy, we have focused on increasing cross-divisional collaboration and established a partnership with IWM and SUB to improve the diversity and depth of product offering for institutional and wealth management clients.

Market environment in 1H17
The market environment in the first half of 2017 was characterized by a unique combination of rising market indices and persistently low levels of volatility. This provided a healthy backdrop for primary issuances across equity and debt capital markets but resulted in lower activity across a number of asset classes, most notably in derivatives.
In credit markets, spreads continued to tighten in 2Q17, though the pace of the narrowing slowed, especially for emerging market issuers. As in 1Q17, oil prices remained relatively subdued, given continued concerns over supply, especially in the Middle East.
The US dollar depreciated against most major currencies in 2Q17 as US economic and in particular inflation data weakened more than expected. The Euro demonstrated particular strength positively impacted by the outcome of the French presidential election and stronger economic data.
Outlook
We expect current low levels of volatility, geopolitical concerns and periods of low client activity to continue to impact our more market dependent activities. Wealth management has a more predictable earnings contribution, beyond the traditional and expected seasonality of the third quarter. Therefore, we believe we will continue to benefit from the long-term tail winds underpinning this attractive area of financial services.
On a macroeconomic level, we believe that growth prospects have been improving in many of the geographies in which we operate. Credit quality remains sound and we expect to benefit from rising US interest rates across our wealth management franchise over time.
Notwithstanding the healthy client dialogue we are having across wealth management and investment banking, we expect market activity to be influenced by normal seasonality in the third quarter, but we believe our pipeline will remain strong for the balance of the year.

Information for media
Christoph Meier, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com
Information for investors
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com
The complete 2Q17 Financial Report and Results Presentation Slides are available for download from 06:30 CEST today at: https://www.credit-suisse.com/results.
Presentation of 2Q17 results – Friday July 28, 2017
Event	Analyst Call	Conference Call
Time	08:15 Zurich 07:15 London 02:15 New York	11:00 Zurich 10:00 London 05:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Analysts and
Investors call or meeting ID: 52074003

Please dial in 10 minutes before the start
	of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group Media Call Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 52074003#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 52135148# Conference ID German: 52180181#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release.
1 Measured at constant FX rates.
2 Relating to the combined adjusted* pre-tax income for SUB, IWM and APAC WM&C.
3 Figures listed for Wealth Management asset inflows and assets under management are derived by combining the respective net new assets and assets under management for the SUB PC business, the IWM PB business and the APAC PB business within WM&C.
4 Compared to year end-2016, excluding FX effects in 1H17 of CHF 21 billion on the underlying assets and including other effects of CHF 1.5 billion.
5 Referring to operating expenses at constant FX rates.
6 Excluding Swisscard impact of CHF 25 million in 1H15.
7 Referring to adjusted* pre-tax income.
8 Source: Euromoney as of July 13, 2017.
9 Source: Institutional Investor as of June 22, 2017.
10 Source: Dealogic as of June 30, 2017.
11 Source: Dealogic for the period ending June 30, 2017; includes Americas and EMEA only.
12 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
13 Source: Dealogic / Thomson Reuters as of June 30, 2017.
Abbreviations
Asia Pacific – APAC; Asia Pacific Private Banking within Wealth Management & Connected – APAC PB within WM&C; basis points – bps; common equity tier 1 – CET1; External Asset Managers – EAM; Europe, the Middle East and Africa – EMEA; Initial Public Offering – IPO; Swiss Financial Market Supervisory Authority FINMA – FINMA; Global Markets – GM; International Wealth Management – IWM; International Wealth Management Private Banking – IWM PB; Investment Banking & Capital Markets – IBCM; mergers and acquisitions – M&A; Strategic Resolution Unit – SRU; Swiss Universal Bank – SUB; Swiss Universal Bank Private Clients – SUB PC; Systematic Market Making Group – SMG; Ultra-High-Net-Worth Individuals – UHNWI; Wealth Management & Connected – WM&C
Important information
This Media Release contains select information from the full 2Q17 Financial Report and 2Q17 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q17 Financial Report and 2Q17 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q17 Financial Report and Results Presentation Slides are not incorporated by reference into this Media Release.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
* “Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments.
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and pre- scribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage expo- sure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to Wealth Management focused divisions throughout this Media Release, we mean SUB, IWM and APAC. References to the “Wealth Management businesses” within these divisions refer to the SUB Private Clients business, the IWM Private Banking business and the APAC Private Banking business within Wealth Management & Connected.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the Wealth Management & Connected business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Net margin is calculated by dividing income before taxes by average assets under management. Adjusted net margins is calculated using adjusted results, applying the same methodology to calculate net margin.
When we refer to operating divisions throughout this Media Release, we mean SUB, IWM, APAC, IBCM and GM.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,205	5,534	5,108	(6)	2	10,739	9,746	10
Provision for credit losses	82	53	(28)	55	–	135	122	11
Total operating expenses	4,541	4,811	4,937	(6)	(8)	9,352	9,909	(6)
Income/(loss) before taxes	582	670	199	(13)	192	1,252	(285)	–
Net income/(loss) attributable to shareholders	303	596	170	(49)	78	899	(132)	–
Assets under management and net new assets (CHF million)
Assets under management	1,307.3	1,304.2	1,217.7	0.2	7.4	1,307.3	1,217.7	7.4
Net new assets	12.1	24.4	11.7	(50.4)	3.4	36.5	21.9	66.7
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	14.2	12.7	14.2	–	–	14.2	14.2	–
Look-through CET1 ratio (%)	13.3	11.7	11.8	–	–	13.3	11.8	–
Look-through CET1 leverage ratio (%)	3.8	3.3	3.3	–	–	3.8	3.3	–
Look-through tier 1 leverage ratio (%)	5.2	4.6	4.4	–	–	5.2	4.4	–

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Refer to ”Reconciliation of adjusted results” for a reconciliation to the most directly comparable US GAAP measures.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Statements of operations (CHF million)
Net revenues	5,479	5,740	5,471	(274)	(206)	(363)	5,205	5,534	5,108
Provision for credit losses	69	29	9	13	24	(37)	82	53	(28)
Compensation and benefits	2,448	2,570	2,572	94	88	162	2,542	2,658	2,734
General and administrative expenses	1,416	1,441	1,530	164	207	230	1,580	1,648	1,760
Commission expenses	343	361	331	7	7	21	350	368	352
Restructuring expenses	58	130	71	11	7	20	69	137	91
Total other operating expenses	1,817	1,932	1,932	182	221	271	1,999	2,153	2,203
Total operating expenses	4,265	4,502	4,504	276	309	433	4,541	4,811	4,937
Income/(loss) before taxes	1,145	1,209	958	(563)	(539)	(759)	582	670	199
Statement of operations metrics (%)
Return on regulatory capital	10.9	11.4	9.4	–	–	–	5.1	5.7	1.6
Balance sheet statistics (CHF million)
Total assets	728,984	750,339	723,106	54,427	61,640	98,058	783,411	811,979	821,164
Risk-weighted assets [1]	221,236	222,353	214,974	38,101	41,384	56,481	259,337	263,737	271,455
Leverage exposure [1]	834,583	853,193	822,743	71,611	82,718	143,805	906,194	935,911	966,548
1 Disclosed on a look-through basis.
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	6M17	6M16	6M17		6M16	6M17	6M16
Statements of operations (CHF million)
Net revenues	11,219	10,650	(480)		(904)	10,739	9,746
Provision for credit losses	98	44	37		78	135	122
Compensation and benefits	5,018	4,844	182		372	5,200	5,216
General and administrative expenses	2,857	3,086	371		522	3,228	3,608
Commission expenses	704	702	14		37	718	739
Restructuring expenses	188	247	18		99	206	346
Total other operating expenses	3,749	4,035	403		658	4,152	4,693
Total operating expenses	8,767	8,879	585		1,030	9,352	9,909
Income/(loss) before taxes	2,354	1,727	(1,102)		(2,012)	1,252	(285)
Statement of operations metrics (%)
Return on regulatory capital	11.1	8.5	–	.	–	5.4	(1.2)

Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Reconciliation of adjusted results (CHF million)
Net revenues	5,479	5,740	5,471	(274)	(206)	(363)	5,205	5,534	5,108
(Gains)/losses on business sales	0	23	0	0	(38)	0	0	(15)	0
Adjusted net revenues	5,479	5,763	5,471	(274)	(244)	(363)	5,205	5,519	5,108
Provision for credit losses	69	29	9	13	24	(37)	82	53	(28)
Total operating expenses	4,265	4,502	4,504	276	309	433	4,541	4,811	4,937
Restructuring expenses	(58)	(130)	(71)	(11)	(7)	(20)	(69)	(137)	(91)
Major litigation provisions	(12)	(27)	0	(21)	(70)	0	(33)	(97)	0
Adjusted total operating expenses	4,195	4,345	4,433	244	232	413	4,439	4,577	4,846
Income/(loss) before taxes	1,145	1,209	958	(563)	(539)	(759)	582	670	199
Total adjustments	70	180	71	32	39	20	102	219	91
Adjusted income/(loss) before taxes	1,215	1,389	1,029	(531)	(500)	(739)	684	889	290
Adjusted return on regulatory capital (%)	11.5	13.1	10.1	–	–	–	5.9	7.5	2.4
	Core Results		Strategic Resolution Unit		Credit Suisse
in	6M17	6M16	6M17	6M16	6M17	6M16
Reconciliation of adjusted results (CHF million)
Net revenues	11,219	10,650	(480)	(904)	10,739	9,746
(Gains)/losses on business sales	23	52	(38)	4	(15)	56
Adjusted net revenues	11,242	10,702	(518)	(900)	10,724	9,802
Provision for credit losses	98	44	37	78	135	122
Total operating expenses	8,767	8,879	585	1,030	9,352	9,909
Restructuring expenses	(188)	(247)	(18)	(99)	(206)	(346)
Major litigation provisions	(39)	0	(91)	0	(130)	0
Adjusted total operating expenses	8,540	8,632	476	931	9,016	9,563
Income/(loss) before taxes	2,354	1,727	(1,102)	(2,012)	1,252	(285)
Total adjustments	250	299	71	103	321	402
Adjusted income/(loss) before taxes	2,604	2,026	(1,031)	(1,909)	1,573	117
Adjusted return on regulatory capital (%)	12.3	9.9	–	–	6.7	0.5
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Results (CHF million)
Net revenues	1,405	1,354	1,337	4	5	2,759	2,693	2
of which Private Clients	733	711	728	3	1	1,444	1,456	(1)
of which Corporate & Institutional Clients	672	643	609	5	10	1,315	1,237	6
Provision for credit losses	36	10	9	260	300	46	15	207
Total operating expenses	867	940	875	(8)	(1)	1,807	1,793	1
Income before taxes	502	404	453	24	11	906	885	2
of which Private Clients	222	161	226	38	(2)	383	396	(3)
of which Corporate & Institutional Clients	280	243	227	15	23	523	489	7
Metrics (%)
Return on regulatory capital	15.5	12.7	14.9	–	–	14.1	14.6	–
Cost/income ratio	61.7	69.4	65.4	–	–	65.5	66.6	–
Private Clients
Assets under management (CHF billion)	201.5	198.2	189.6	1.7	6.3	201.5	189.6	6.3
Net new assets (CHF billion)	1.7	2.0	0.7	–	–	3.7	1.0	–
Gross margin (annualized) (bp)	146	146	154	–	–	146	155	–
Net margin (annualized) (bp)	44	33	48	–	–	39	42	–
Corporate & Institutional Clients
Assets under management (CHF billion)	352.5	348.9	332.7	1.0	6.0	352.5	332.7	6.0
Net new assets (CHF billion)	(0.1)	0.0	0.9	–	–	(0.1)	3.6	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	733	711	728	672	643	609	1,405	1,354	1,337
Provision for credit losses	11	12	8	25	(2)	1	36	10	9
Total operating expenses	500	538	494	367	402	381	867	940	875
Restructuring expenses	2	(47)	(3)	2	(5)	(1)	4	(52)	(4)
Major litigation provisions	(2)	0	0	(4)	(27)	0	(6)	(27)	0
Adjusted total operating expenses	500	491	491	365	370	380	865	861	871
Income before taxes	222	161	226	280	243	227	502	404	453
Total adjustments	0	47	3	2	32	1	2	79	4
Adjusted income before taxes	222	208	229	282	275	228	504	483	457
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.6	15.1	15.0
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,444	1,456	1,315	1,237	2,759	2,693
Provision for credit losses	23	17	23	(2)	46	15
Total operating expenses	1,038	1,043	769	750	1,807	1,793
Restructuring expenses	(45)	(38)	(3)	(6)	(48)	(44)
Major litigation provisions	(2)	0	(31)	0	(33)	0
Adjusted total operating expenses	991	1,005	735	744	1,726	1,749
Income before taxes	383	396	523	489	906	885
Total adjustments	47	38	34	6	81	44
Adjusted income before taxes	430	434	557	495	987	929
Adjusted return on regulatory capital (%)	–	–	–	–	15.4	15.4

International Wealth Management
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Results (CHF million)
Net revenues	1,264	1,221	1,145	4	10	2,485	2,318	7
of which Private Banking	927	883	811	5	14	1,810	1,664	9
of which Asset Management	337	338	334	0	1	675	654	3
Provision for credit losses	8	2	16	300	(50)	10	14	(29)
Total operating expenses	891	928	884	(4)	1	1,819	1,759	3
Income before taxes	365	291	245	25	49	656	545	20
of which Private Banking	297	239	184	24	61	536	417	29
of which Asset Management	68	52	61	31	11	120	128	(6)
Metrics (%)
Return on regulatory capital	28.3	23.0	20.6	–	–	25.6	22.7	–
Cost/income ratio	70.5	76.0	77.2	–	–	73.2	75.9	–
Private Banking
Assets under management (CHF billion)	336.4	336.2	298.6	–	12.7	336.4	298.6	12.7
Net new assets (CHF billion)	4.6	4.7	5.4	–	–	9.3	10.8	–
Gross margin (annualized) (bp)	110	108	110	–	–	109	115	–
Net margin (annualized) (bp)	35	29	25	–	–	32	29	–
Asset Management
Assets under management (CHF billion)	366.0	367.1	314.9	–	16.2	366.0	314.9	16.2
Net new assets (CHF billion)	2.8	15.0	3.5	–	–	17.8	5.0	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	927	883	811	337	338	334	1,264	1,221	1,145
Provision for credit losses	8	2	16	0	0	0	8	2	16
Total operating expenses	622	642	611	269	286	273	891	928	884
Restructuring expenses	(4)	(23)	(13)	(3)	(13)	(2)	(7)	(36)	(15)
Major litigation provisions	(6)	0	0	0	0	0	(6)	0	0
Adjusted total operating expenses	612	619	598	266	273	271	878	892	869
Income before taxes	297	239	184	68	52	61	365	291	245
Total adjustments	10	23	13	3	13	2	13	36	15
Adjusted income before taxes	307	262	197	71	65	63	378	327	260
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	29.3	25.8	21.9
	Private Banking		Asset Management		International Wealth Management
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,810	1,664	675	654	2,485	2,318
Provision for credit losses	10	14	0	0	10	14
Total operating expenses	1,264	1,233	555	526	1,819	1,759
Restructuring expenses	(27)	(23)	(16)	0	(43)	(23)
Major litigation provisions	(6)	0	0	0	(6)	0
Adjusted total operating expenses	1,231	1,210	539	526	1,770	1,736
Income before taxes	536	417	120	128	656	545
Total adjustments	33	23	16	0	49	23
Adjusted income before taxes	569	440	136	128	705	568
Adjusted return on regulatory capital (%)	–	–	–	–	27.5	23.7

Asia Pacific
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Results (CHF million)
Net revenues	848	881	911	(4)	(7)	1,729	1,818	(5)
of which Wealth Management & Connected	559	589	455	(5)	23	1,148	863	33
of which Markets	289	292	456	(1)	(37)	581	955	(39)
Provision for credit losses	(1)	4	3	–	–	3	(19)	–
Total operating expenses	661	730	702	(9)	(6)	1,391	1,367	2
Income before taxes	188	147	206	28	(9)	335	470	(29)
of which Wealth Management & Connected	196	201	110	(2)	78	397	232	71
of which Markets	(8)	(54)	96	(85)	–	(62)	238	–
Metrics (%)
Return on regulatory capital	14.4	10.9	15.6	–	–	12.7	18.2	–
Cost/income ratio	77.9	82.9	77.1	–	–	80.5	75.2	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	177.8	177.4	157.6	0.2	12.8	177.8	157.6	12.8
Net new assets (CHF billion)	4.5	5.3	4.6	–	–	9.8	8.6	–
Gross margin (annualized) (bp)	91	96	87	–	–	94	87	–
Net margin (annualized) (bp)	33	33	23	–	–	33	27	–
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16	2Q17	1Q17	2Q16
Adjusted results (CHF million)
Net revenues	559	589	455	289	292	456	848	881	911
Provision for credit losses	(1)	4	3	0	0	0	(1)	4	3
Total operating expenses	364	384	342	297	346	360	661	730	702
Restructuring expenses	(2)	(4)	(1)	(9)	(15)	(9)	(11)	(19)	(10)
Adjusted total operating expenses	362	380	341	288	331	351	650	711	692
Income/(loss) before taxes	196	201	110	(8)	(54)	96	188	147	206
Total adjustments	2	4	1	9	15	9	11	19	10
Adjusted income/(loss) before taxes	198	205	111	1	(39)	105	199	166	216
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.3	12.3	16.4
	Wealth Management & Connected		Markets		Asia Pacific
in	6M17	6M16	6M17	6M16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,148	863	581	955	1,729	1,818
Provision for credit losses	3	(16)	0	(3)	3	(19)
Total operating expenses	748	647	643	720	1,391	1,367
Restructuring expenses	(6)	(2)	(24)	(9)	(30)	(11)
Adjusted total operating expenses	742	645	619	711	1,361	1,356
Income/(loss) before taxes	397	232	(62)	238	335	470
Total adjustments	6	2	24	9	30	11
Adjusted income/(loss) before taxes	403	234	(38)	247	365	481
Adjusted return on regulatory capital (%)	–	–	–	–	13.8	18.6

Reconciliation of adjustment items
	SUB, IWM, and APAC WM&C
in	6M17	6M16	6M15	[1]
Adjusted results (CHF million)
Net revenues	6,392	5,874	5,789
Real estate gains	0	0	(23)
Adjusted net revenues	6,392	5,874	5,766
Provision for credit losses	59	13	65
Total operating expenses	4,374	4,199	4,083
Restructuring expenses	(97)	(69)	–
Major litigation provisions	(39)	0	10
Adjusted total operating expenses	4,238	4,130	4,093
Income before tax	1,959	1,662	1,641
Total adjustments	136	69	(33)
Adjusted income before tax	2,095	1,731	1,608
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.

Global Markets
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Results (CHF million)
Net revenues	1,517	1,609	1,630	(6)	(7)	3,126	2,875	9
Provision for credit losses	12	5	(17)	140	–	17	6	183
Total operating expenses	1,248	1,287	1,493	(3)	(16)	2,535	2,913	(13)
Income/(loss) before taxes	257	317	154	(19)	67	574	(44)	–
Metrics (%)
Return on regulatory capital	7.4	9.0	4.3	–	–	8.2	(0.6)	–
Cost/income ratio	82.3	80.0	91.6	–	–	81.1	101.3	–
Reconciliation of adjusted results
	Global Markets
in	2Q17	1Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Net revenues	1,517	1,609	1,630	3,126	2,875
Provision for credit losses	12	5	(17)	17	6
Total operating expenses	1,248	1,287	1,493	2,535	2,913
Restructuring expenses	(32)	(20)	(50)	(52)	(150)
Adjusted total operating expenses	1,216	1,267	1,443	2,483	2,763
Income before taxes	257	317	154	574	(44)
Total adjustments	32	20	50	52	150
Adjusted income before taxes	289	337	204	626	106
Adjusted return on regulatory capital (%)	8.3	9.6	5.8	9.0	1.5

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Results (CHF million)
Net revenues	511	606	543	(16)	(6)	1,117	931	20
Provision for credit losses	13	6	0	117	–	19	29	(34)
Total operating expenses	420	451	408	(7)	3	871	829	5
Income before taxes	78	149	135	(48)	(42)	227	73	211
Metrics (%)
Return on regulatory capital	12.0	23.1	22.6	–	–	17.4	6.6	–
Cost/income ratio	82.2	74.4	75.1	–	–	78.0	89.0	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q17	1Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Net revenues	511	606	543	1,117	931
Provision for credit losses	13	6	0	19	29
Total operating expenses	420	451	408	871	829
Restructuring expenses	(10)	(2)	8	(12)	(19)
Adjusted total operating expenses	410	449	416	859	810
Income before taxes	78	149	135	227	73
Total adjustments	10	2	(8)	12	19
Adjusted income before taxes	88	151	127	239	92
Adjusted return on regulatory capital (%)	13.5	23.4	21.1	18.3	8.2
Global advisory and underwriting revenues
	in			% change		in		% change
	2Q17	1Q17	2Q16	QoQ	YoY	6M17	6M16	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,016	1,133	1,075	(10)	(5)	2,149	1,784	20
of which advisory and other fees	192	278	259	(31)	(26)	470	527	(11)
of which debt underwriting	582	647	583	(10)	0	1,229	917	34
of which equity underwriting	242	208	233	16	4	450	340	32

Reconciliation of adjustment items
			Group
in	2Q17	2Q16	6M17	6M16
Adjusted results (CHF million)
Total compensation expenses	2,542	2,734	5,200	5,216
Debit valuation adjustments (DVA)	(17)	0	(43)	0
Foreign exchange adjustment	61	42	101	58
Adjusted FX-neutral total compensation expenses	2,586	2,776	5,258	5,274

Total non-compensation expenses	1,999	2,203	4,152	4,693
Restructuring expenses	(69)	(91)	(206)	(346)
Major litigation provisions	(31)	0	(130)	0
Certain accounting changes	(53)	0	(77)	0
FX adjustment	40	28	70	44
Adjusted FX-neutral total non-compensation expenses	1,886	2,140	3,809	4,391

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

 Second Quarter 2017 Results  Presentation to Investors and Analysts  July 28, 2017

 Disclaimer  Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in the “Cautionary statement regarding forward-looking information" in our 2Q17 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 2Q17 earnings reviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Key messages

Group 1H17 adjusted net revenues 9% higher, non-compensation expenses* down 13% compared to 1H16, with adjusted PTI of CHF 1.6 bn and CHF 684 mn for 2Q17

1 Delivering profitable growth

- **Wealth Management**[1] NNA of CHF 22.8 bn in 1H17, up 12% YoY; Record AuM of CHF 716 bn, up 8% YTD[2]
- **SUB**, **IWM** and **APAC WM&C** with continued profitable growth momentum in 1H17, combined revenues up 9%, adjusted PTI increased 21% YoY
- **IBCM** with strong performance in 1H17; revenues increased 19% and adj. PTI up 143% YoY to USD 243 mn
- **GM** delivering 1H17 revenues of USD 3.2 bn, adj. costs down 10% and adjusted pre-tax income of USD 638 mn

2 Creating positive operating leverage and reducing SRU drag

- Further reduced Group adjusted operating expenses* in 1H17 by 6% YoY, and in 2Q17 down by 9% YoY
- Continued progress with accelerated SRU wind-down: leverage exposure reduced by USD 8 bn in 2Q17, down 10% sequentially; RWA at USD 40 bn, a 31% reduction compared to 2Q16

3 Increasing return on capital

- Increasing return on capital in each business over time
- Allocating more capital to higher returning businesses

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted (non-compensation) operating expenses at constant FX rates; see Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Compared to 2016 year-end, excluding impact of FX and other effects of 3 percentage points

CREDIT SUISSE July 28, 2017 4

 0.5  1.6  0.1  +9%  1H17 vs.1H16  -6%  Improving profitability through positive operating leverage  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix          Group adjusted resultsin CHF bn    Net revenues  Operating expenses  Pre-tax income    11.0  10.5  10.0  9.5  9.0  8.5

 Group with 9% year-on-year growth in 1H17 net revenues  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix    Group adjusted net revenuesin CHF bn   +9%

     Strong asset inflows in Wealth Management…  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C. This excludes IWM Asset Management NNA of CHF 17.8 bn in 1H17  NNA growth rateAnnualized  4%  6%  7%  22.8  SUB PC  IWM PB  APAC PB  +12%  +55%

       …driving growth in Assets under Management  Wealth Management1 AuM in CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Including other effects of CHF 2 bn        +53 bn  2  NNA  Marketperf.  AuM growth  +8%  +5%

   Revenue growth in our Investment Banking and Markets businesses  Global Markets adjusted net revenues1 in USD bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes SMG net revenues of USD 153 mn and USD (5) mn in 1H16 and 1H17, respectively  IBCM net revenues in USD bn    +19%      +15%

 Continued progress in reducing operating expenses…  -6%  9.7  9.1  Group adjusted operatingexpenses at constant FX rates*in CHF bn   Comp  Non-comp  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix      -13%

   …and 2Q17 the lowest quarterly operating cost base in last 4 years  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Group adjustedoperating expensesin CHF bn           1Q  2Q  3Q  4Q

 Divisional highlights

SUB profitability up 14% over the last two years

SUB adjusted pre-tax income[1]
in CHF mn


+8%
+6%
863
929
987
1H15
1H16
1H17

Adjusted return on regulatory capital[†]

1H15	1H16	1H17
14%	15%	**15%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact of CHF 25 mn in 1H15
† See Appendix

CREDIT SUISSE
July 28, 2017
13

     IWM with step change in profitability and increasing return on capital  Adjusted return onregulatory capital†  IWM adjustedpre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix        28%  24%  24%  +5%  +24%

 IWM PB with significant and quality revenue growth  1 Includes other revenues of CHF 1 mn  IWM PB net revenuesin CHF bn   +9%  +5%  +8%  +12%  Net interest income  Recurring commissions& fees  Transaction- & performance-based  1H17 vs. 1H16  1.81

     APAC Wealth Management & Connected business with continued strong performance  Adjusted return onregulatory capital†  APAC WM&C adjusted pre-tax income in CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix        29%  22%  20%  +14%  +72%

 APAC PB delivered significant revenue growth, with strong recurring commissions and fees  APAC PB1 net revenuesin CHF bn   +24%  +24%  +22%  +19%  Net interest income  Recurring commissions& fees  Transaction-based  1H17 vs. 1H16  0.8  1 APAC PB within WM&C

     IBCM with strong 1H17 pre-tax income  Adjusted return onregulatory capital†  IBCM adjusted pre-tax incomein USD mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  18%  8%  11%  -3%    +143%

   Global Markets delivered significant growth in 1H17 profitability driven by higher revenues and lower costs  Global Markets adjusted operating expenses in USD bn  -10%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes SMG net revenues of USD 153 mn and USD (5) mn in 1H16 and 1H17, respectively      Global Markets adjusted net revenues1 in USD bn    +15%    Adjusted PTIin USD mn  110  638

   Global Markets 2Q17 revenues are up in both Credit and Equities  GM Credit net revenues in USD mn    +22%      +5%    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Equities excludes SMG net revenues of USD 89 mn and USD (6) mn in 2Q16 and 2Q17, respectively  GM Equities adjusted net revenues1 in USD mn

 Improving profitability through positive operating leverage and reducing the drag from the SRU  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Adjusted pre-tax income in CHF bn   Core  SRU drag  Group  +29%  1H17 vs. 1H16  -46%  2.6  2.0

   Key messages  Wealth Management catering to our client needs with a focus on UHNWI and EntrepreneursIBCM with strong performance across products in 1H17Global Markets with continued profitability and lower expense baseSignificantly reduced the drag from the SRUSignificantly improved profitability through creating positive operating leverage

 Detailed Financials

Results overview

Credit Suisse Group results	2Q17	1Q17	2Q16	1H17	1H16
Net revenues	5,205	5,534	5,108	10,739	9,746
Provision for credit losses	82	53	(28)	135	122
Total operating expenses	4,541	4,811	4,937	9,352	9,909
Pre-tax income/(loss)	**582**	**670**	**199**	**1,252**	**(285)**
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	(15)	-	(15)	56
Restructuring expenses	(69)	(137)	(91)	(206)	(346)
Major litigation expenses	(33)	(97)	-	(130)	-
Adjusted: ***Net revenues***	***5,205***	***5,519***	***5,108***	***10,724***	***9,802***
Adjusted: ***Provision for credit losses***	***82***	***53***	***(28)***	***135***	***122***
Adjusted: ***Total operating expenses***	***4,439***	***4,577***	***4,846***	***9,016***	***9,563***
Adjusted: ***Pre-tax income***	***684***	***889***	***290***	***1,573***	***117***
Net income/(loss) attributable to shareholders	**303**	**596**	**170**	**899**	**(132)**
Diluted Earnings/(loss) per share in CHF	**0.13**	**0.26**	**0.08**	**0.39**	**(0.06)**
Return on Tangible Equity[1]	**3.4%**	**6.5%**	**1.7%**	**5.0%**	**n/m**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired

CREDIT SUISSE
July 28, 2017
24

 CET1 ratio at 13.3% and Tier-1 leverage ratio at 5.2%; continued capital reduction in the SRU to reach end-2018 target      1 Includes model and parameter updates 2 Includes FX impact of CHF (23) bn and impact from optimization of CHF 3 bn  Basel III RWA in CHF bn  264  259  Comments  (2)  2  Leverage exposure in CHF bn  1Q17  2Q17  FX impact& Other2    Core businesses    13.3%  11.7%  CET1 ratio  3.8%  3.3%  CET1 leverage ratio  5.2%  4.6%  Tier-1 leverage ratio      (5)  SRU1  FX impact  Methodology & policy  CET1 ratio of 13.3% following the completion of the rights issueTier-1 leverage ratio of 5.2%, of which CET1 leverage ratio at 3.8%, in line with guidance to operate at a ~5% Tier-1 leverage ratio for the foreseeable futureSRU reduction in RWA and leverage exposure in 2Q17 of CHF 2 bn and CHF 9 bn, respectively, ahead of schedule to meet end-2018 targets  (53)  1  Corebusinesses1  (9)  (1)  (20)  SRU

Achieved CHF 0.6 bn of net savings in 1H17 against 2016 half yearly expense run rate

Adjusted operating expenses at constant FX rates* in CHF bn



21.2
19.4
(0.6)
1Q17: 0.25
2Q17: 0.35
>(0.3)
<18.5
<17.0
Full year 2015
Full year 2016
Net savings 1H17
To be achieved in 2017
2017 Target
2018 Target

Key messages

- 1H17 progress in cost reduction mainly driven by decreased professional services costs and execution of workforce strategy, including net headcount reduction
- Overall non-compensation expenses* reduced by 13% vs. 1H16
- 2Q17 cost savings of CHF 350 mn, bringing 1H17 net savings to CHF 600 mn; ahead of schedule to deliver on the full year 2017 target of > CHF 900 mn in net savings and total costs of < CHF 18.5 bn, notwithstanding headwinds in expected increase in regulatory-related expenses
- Committed to delivering on our end-2018 target with adjusted cost base of below CHF 17.0 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
* Adjusted (non-compensation) operating expenses at constant FX rates; see Appendix

CREDIT SUISSE
July 28, 2017 26

Swiss Universal Bank

Strong pre-tax income growth driven by higher revenues and lower costs

Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net revenues	1,405	1,354	1,337	4%	5%
o/w Private Clients	*733*	*711*	*728*	*3%*	*1%*
o/w Corp. & Inst. Clients	*672*	*643*	*609*	*5%*	*10%*
Provision for credit losses	36	10	9		
Total operating expenses	865	861	871	0%	(1)%
Pre-tax income	**504**	**483**	**457**	**4%**	**10%**
o/w Private Clients	***222***	***208***	***229***	*7%*	*(3)%*
o/w Corp. & Inst. Clients	***282***	***275***	***228***	*3%*	*24%*
Cost/income ratio	**62%**	**64%**	**65%**		
Return on regulatory capital†	**16%**	**15%**	**15%**		

Key metrics in CHF bn

		2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
PC	Adj. net margin in bps	44	43	48	1	(4)
PC	Net new assets	1.7	2.0	0.7		
PC	Mandates penetration	31%	31%	28%		
	Net loans	165	166	165	0%	0%
	Net new assets C&IC	0.0	0.0	0.9		
	Risk-weighted assets	64	66	65	(2)%	0%
	Leverage exposure	260	257	245	1%	6%

Key messages

- Record pre-tax income of CHF 504 mn up 10% YoY, 6th consecutive quarter with YoY PTI growth
- Revenues up 5% compared to 2Q16 driven by Corporate & Institutional Clients with particular strengths in transaction-based revenues and net interest income
- Operating expenses down YoY with cost/income ratio at 62% down from 65% in 2Q16
- Credit provisions driven by three individual cases in C&IC, partly offset by hedging gains in other revenues
- Record AuM of CHF 554 bn, up 4% since end-2016

Private Clients

- Pre-tax income of CHF 222 mn compared to CHF 229 mn in 2Q16, but with an increase from CHF 208 mn in 1Q17, with continued investment in compliance, risk and digitalization
  - Launch of Digital Onboarding and revamp of Online Banking
- Continued momentum in NNA with CHF 1.7 bn driven by strong performance with UHNWI and entrepreneur clients

Corporate & Institutional Clients

- Strong revenue growth driven by investment product fees and investment banking performance
- Significant reduction in non-compensation expenses achieved vs. 2Q16
- NNA with inflows from pension funds and outflows related to selected exits in the External Asset Manager (EAM) business

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE July 28, 2017 27

International Wealth Management

Excellent execution drove growth in revenues and continued NNA momentum

Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net revenues	1,264	1,221	1,145	4%	10%
o/w Private Banking	*927*	*883*	*811*	*5%*	*14%*
o/w Asset Management	*337*	*338*	*334*	*0%*	*1%*
Provision for credit losses	8	2	16		
Total operating expenses	878	892	869	(2)%	1%
Pre-tax income	**378**	**327**	**260**	**16%**	**45%**
o/w Private Banking	***307***	***262***	***197***	*17%*	*56%*
o/w Asset Management	***71***	***65***	***63***	*9%*	*13%*
Cost/income ratio	**69%**	**73%**	**76%**		
Return on regulatory capital†	**29%**	**26%**	**22%**		

Key metrics in CHF bn

		2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
PB	Adj. net margin in bps	36	32	27	4	9
PB	Net new assets	4.6	4.7	5.4		
PB	Number of RM	1,120	1,120	1,170	0%	(4)%
PB	Net loans	46	46	43	0%	7%
	Net new assets AM	2.8	15.0	3.5		
	Risk-weighted assets	36	36	34	2%	9%
	Leverage exposure	93	94	95	(1)%	(2)%

Key messages

- Step change in revenues and PTI, driven by strong client demand for our solutions and services
- Successful strategy with return to profitability in PB Europe, continued profitable growth in PB in emerging markets and higher fees in AM
- Operating leverage with higher revenues while retaining cost discipline
- 2Q17 RoRC† up to 29%; cost/income ratio improved to 69%

Private Banking

- PTI up 56% vs. 2Q16 and record net margin of 36 bps, driven by 14% higher revenues
- NII growth of 18% vs. 2Q16 reflected 15% higher average loan volumes at wider margins and the benefit from higher USD rates
- Transaction-based and recurring revenues grew 12% and 11%, respectively, reflecting increased client engagement supported by House View linked solutions; mandates increased to 30% of AuM base, reflecting successful mandates sales
- NNA of CHF 4.6 bn at 6% growth rate[1] with strong inflows across emerging markets and Europe

Asset Management

- 2Q17 PTI up 13% vs. 2Q16, which included a CHF 24 mn investment gain; management fees increased 22%
- NNA of CHF 2.8 bn reflecting inflows from traditional and alternative investments, partly offset by outflows from joint ventures

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix 1 Annualized

CREDIT SUISSE July 28, 2017 28

Asia Pacific

Continued momentum in WM&C with strong profit growth

Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net revenues	848	881	911	(4)%	(7)%
o/w WM&C	*559*	*589*	*455*	*(5)%*	*23%*
o/w Markets	*289*	*292*	*456*	*(1)%*	*(37)%*
Provision for credit losses	(1)	4	3		
Total operating expenses	650	711	692	(9)%	(6)%
Pre-tax income	**199**	**166**	**216**	**20%**	**(8)%**
o/w WM&C	***198***	***205***	***111***	*(3)%*	*78%*
o/w Markets	***1***	***(39)***	***105***	*n/m*	*n/m*
Cost/income ratio	**77%**	**81%**	**76%**		
Return on regulatory capital†	**15%**	**12%**	**16%**		

Key metrics in CHF bn

		2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
PB[1]	Adj. net margin in bps	34	33	23	1	11
PB[1]	Net new assets	4.5	5.3	4.6		
PB[1]	Number of RM	610	620	650	(2)%	(6)%
PB[1]	Assets under management	178	177	158	0%	13%
	Net loans	42	41	38	2%	10%
	Risk-weighted assets	32	33	32	(2)%	2%
	Leverage exposure	102	106	108	(5)%	(6)%

Key messages

Wealth Management & Connected (WM&C)

- Pre-tax income growth of 78% vs. 2Q16 and RoRC† of 28% in 2Q17
- PB strength a key driver with revenues up 20% vs. 2Q16 from higher transaction activities and recurring commissions, reflecting significant investments made in this business over the past 2 years and the unique approach to integrated solutions and services for our clients
- Significantly higher PB net margin of 34 bps vs. 2Q16 on record AuM of CHF 178 bn, including NNA of CHF 4.5 bn in 2Q17
- Advisory, Underwriting & Financing revenues up 31% YoY, driven by debt underwriting and financing activities to UHNWI and entrepreneur clients and a positive net fair value impact from an impaired loan portfolio

Markets[2]

- Difficult market environment in equity sales and trading with lower market volatility and lower level of client activity, especially in Equity Derivatives; resilient QoQ performance in Cash and Prime products
- In fixed income sales and trading, revenues lower vs. 2Q16 reflecting low level of activity in Rates in developed markets; improved performance in Rates in emerging markets and FX products vs. 1Q17
- Improved performance and eliminated pre-tax loss from the first quarter, driven primarily by realization of efficiency initiatives with operating expenses down 18% vs. 2Q16 and 11% vs. 1Q17

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 APAC PB within WM&C 2 All numbers quoted under key messages for Markets are based on USD

CREDIT SUISSE July 28, 2017 29

Investment Banking & Capital Markets

Continued progress in capital markets issuance; healthy M&A pipeline through 2H

Adjusted key financials in USD mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net revenues	527	608	558	(13)%	(6)%
Provision for credit losses	14	6	-		
Total operating expenses	421	451	426	(7)%	(1)%
Pre-tax income	**92**	**151**	**132**	**(39)%**	**(30)%**
Cost/income ratio	**80%**	**74%**	**76%**		
Return on regulatory capital†	**14%**	**23%**	**21%**		

Key metrics in USD bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Risk-weighted assets	19	19	17	5%	15%
Leverage exposure	45	44	45	2%	0%

Global Advisory and Underwriting revenues[1] in USD mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Global advisory and underwriting revenues[1]	1,016	1,133	1,075	(10)%	(5)%

Key messages

- Share gains through 1H17 demonstrate progress against strategy
  - Revenues for 1H17 up YoY with share gains in both regions
  - Announced 2 of the 3 largest M&A deals YTD
  - #4 in Leveraged Finance[2] and #5 in IPOs[2]
  - Momentum in EMEA with share gains in M&A and ECM and increased debt underwriting activity
  - 1H17 RoRC† at 18%, well within target range of 15-20%
- 2Q17 net revenues of USD 527 mn down 6% YoY
  - Revenue growth in equity underwriting and leveraged finance
  - Offset by fewer M&A closings and lower investment grade issuance driven by a decrease in acquisition finance activity
- Outlook positive for all products with the M&A announced pipeline up entering the second half of 2017
- Continued expense discipline (operating expenses down sequentially and YoY) with benefits from prior year reorganization funding targeted investments
- RWA up 15% YoY, driven in part by higher debt underwriting activity and growth in the Corporate Bank

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt) † See Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements
2 Source: Dealogic for the period ending June 30, 2017; includes Americas and EMEA only

CREDIT SUISSE July 28, 2017 30

Global Markets

Strong performance in Credit, growth in Equities and continued cost discipline driving higher YoY profitability

Adjusted key financials in USD mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Equities[1]	484	464	461	4%	5%
SMG	(6)	1	89		
Credit	926	921	758	0%	22%
Solutions	201	263	423	(23)%	(52)%
Other	(45)	(34)	(60)		
Net revenues	1,560	1,615	1,671	(3)%	(7)%
Provision for credit losses	12	5	(17)		
Total operating expenses	1,248	1,272	1,480	(2)%	(16)%
Pre-tax income	**300**	**338**	**208**	(11)%	44%
Cost/income ratio	**80%**	**79%**	**89%**		
Return on regulatory capital†	**8%**	**10%**	**6%**		

Key metrics in USD bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Risk-weighted assets	54	52	52	3%	3%
Leverage exposure	289	287	286	1%	1%

Key messages

- Substantially higher 1H17 PTI of USD 638 mn and solid RoRC† of 9% reflecting improved operating leverage and strength of client franchise despite a major restructuring
- On track to achieve 2018 ambition of USD 6 bn in revenues with 1H17 revenues of USD 3.2 bn
- Further progress towards < USD 4.8 bn in costs by 2018 with operating expenses down 16% vs. 2Q16
- 2Q17 PTI increased 44% YoY to USD 300 mn reflecting continued execution of our strategy
- Continued outperformance in Securitized Products and resilient Leveraged Finance primary activity vs. 2Q16
- Positive momentum in Equities[1] as higher primary issuance offset lower trading activity vs. 2Q16
- Solutions results adversely impacted by persistently low levels of volatility; established partnership with IWM and SUB to broaden the breadth and depth of products and services offered to institutional and wealth management clients

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix 1 Equities excludes SMG

CREDIT SUISSE
July 28, 2017 31

Strategic Resolution Unit

RWA and leverage exposure reductions ahead of schedule to meet end-2018 targets

Key financials in USD mn

		2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Adjusted	Net revenues	(280)	(246)	(372)	14%	(25)%
	Provision for credit losses	14	23	(38)		
	Total operating expenses	252	233	424	8%	(41)%
	Pre-tax loss	**(546)**	**(502)**	**(758)**		
	Real estate gains	*-*	*-*	*-*		
	(Gain) / loss on business sales	*-*	*(39)*	*-*		
	Restructuring expenses	*12*	*7*	*19*		
	Major litigation expenses	*20*	*70*	*-*		
	Pre-tax loss reported	**(578)**	**(540)**	**(777)**		

Key metrics

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Risk-weighted assets in CHF bn	38	41	56	(8)%	(33)%
RWA excl. operational risk in USD bn	19	22	38	(11)%	(50)%
Leverage exposure in USD bn	75	83	148	(10)%	(49)%

Key messages

- Adjusted pre-tax loss of USD 546 mn compares to loss of USD 758 mn in 2Q16 and USD 502 mn in 1Q17:
  - Adjusted net revenue loss higher by USD 34 mn vs. 1Q17, as reduced PB-related fee income and losses on counterparty specific credit events were in part offset by lower funding costs; exit costs of USD 41 mn, or 1.7%, of RWA, remain below long-term guidance of less than 3% on average
  - Adjusted operating expenses included further costs related to the settlements with US authorities regarding US cross-border matters
- Substantial progress reducing leverage exposure in 2Q17 by USD 8 bn, or 10%:
  - Loan and financing exposure reduced by ~20%, including the reduction to emerging markets loan exposures and the unwind and restructuring of life finance and derivative exposures
- RWA excl. operational risk reduced by USD 2 bn, or 11%, in 2Q17, through targeted de-risking, including the unwind of emerging market credit derivative exposures, and sale or unwind of private equity funds and ship finance exposures

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE

July 28, 2017 32

 Status update on strategy implementation

   Credit Suisse had some clear strengths in 2015…  International wealth management footprintNumber two position in SwitzerlandSignificant markets and investment banking capabilitiesHigh quality and dedicated staff Culture of entrepreneurship

   2Q15 CET1 ratio  Source: Bloomberg  …however our capital position was significantly below peers

   Our cost base was high and inflexible  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Figures for 2010 to 2014 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015 2 Goodwill impairment of CHF 3.8 bn in 4Q15  Total Group reportedoperating expensesin CHF bn   As per 2015 Investor Day1  Excluding goodwill impairment2

     Our AuM growth was the weakest amongst our peers  Source: Credit Suisse internal analysis1 Total AuM, Global Wealth Management, in USD 2 Wealth Management, Wealth Management Americas, Global Asset Management, in CHF 3 Total AuM, in USD 4 Total AuM, in GBP 5 Wealth Management, Asset Management, in EUR 6 As reported under previous structures; includes Wealth Management Clients, Asset Management, Corporate & Institutional Clients, in CHF  AuM growth momentumindexed to 100% in 2011  CAGR 2011-2014  100%  110%  120%  130%  140%    14%  10%  10%  9%  9%  5%  6  2  5  4  3  1  150%

We faced a number of pressing challenges

Growth	■ Growth weakest amongst peers
Capital	■ Capital position significantly below peers, heavily leverage constrained ■ Capital allocation geared towards more volatile investment banking
Costs	■ High and inflexible cost base ■ Lack of operating leverage
Risk	■ Increased risk-taking after 2012
Legacy	■ Unresolved DOJ RMBS matter ■ Significant non-core businesses and portfolios

CREDIT SUISSE

July 28, 2017 38

 Our strategy focused on a few key priorities    Deliver profitable growth and generate capital organicallyStrengthen our capital positionRight-size and de-risk our Global Markets activitiesReduce our cost baseResolve legacy issues and wind-down the SRU  As per Investor Day 2016  Key priorities          

   We have significantly strengthened our capital position  Note: Sourced from company filings 1 Refers to 1Q17 2 On a transitional basis 3 Proforma for April 2017 capital raise 4 Divestment of Barclays Africa to have a CET1 ratio benefit of ~75 bps 5 Refers to FY16 ended March 31, 2017  Other G-SIBs  Peer group  Median 12.5%    1  1  1  1  5  1  1  1  2,5  1,4  1,2  3  1  1  2Q17 CET1 ratio  1

   We have significantly de-risked our activities since 2015  -47%1    Value-at-RiskTrading book average one-day, 98% risk management VaR in USD mn (indexed to 100% in 2011)  1 Reduction based on absolute VaR

   Adjusted operating expenses at FX constant rates*in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix      We have significantly reduced our cost base

     We have generated significant growth in Wealth Management…  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C. This excludes IWM Asset Management NNA of CHF 17.8 bn in 1H17  NNA growth rateAnnualized  4%  6%  7%  +73%

 …and improved profitability  SUB, IWM and APAC WM&C adjusted pre-tax income1in CHF bn   Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Swisscard impact of CHF 25 mn in 1H15  +30%

 We are increasing our return on capital over time

 Summary  Delivering profitable growth through focusing on our clientsCreating positive operating leverage and reducing SRU dragIncreasing return on capital  1  3  2

 Appendix

 Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation  Overview of Credit Suisse 2Q17 results  Pre-tax incomein CHF mn unless otherwise specified    Reported          Adjusted            2Q17  2Q16  1H17  1H16    2Q17  2Q16  1H17  1H16  SUB    502  453  906  885    504  457  987  929  IWM    365  245  656  545    378  260  705  568  APAC    188  206  335  470    199  216  365  481  o/w Wealth Management & Connected    196  110  397  232    198  111  403  234  o/w Markets in USD mn    (7)  100  (61)  245    1  109  (38)  254  IBCM in USD mn    82  141  231  81    92  132  243  100  Global Markets in USD mn    267  156  585  (44)    300  208  638  110  Total Core    1,145  958  2,354  1,727    1,215  1,029  2,604  2,026  SRU in USD mn    (578)  (777)  (1,118)  (2,043)    (546)  (758)  (1,048)  (1,939)  Group    582  199  1,252  (285)    684  290  1,573  117  RWA in CHF bn    259  271                CET1 ratio    13.3%  11.8%                Leverage exposure in CHF bn    906  967                Tier-1 leverage ratio    5.2%  4.4%

 Wealth Management businessesNNA generation  NNA growth (annualized)  IWM PB NNA in CHF bn  Regularization outflows included in NNA in CHF bn  SUB PC NNA in CHF bn  2Q16  2Q17  12%  10%  11%  2%  13%  3Q16  4Q16  1Q17  APAC PB1 NNA in CHF bn  (0.1)  (0.1)  (0.9)  (1.4)  (0.4)  7%  6%  6%  1%  6%  (1.0)  (0.4)  (1.5)  (2.2)  (0.4)  2%  3%  2%  (4)%  4%  (0.1)  -  (0.2)  (0.2)  -  1 APAC PB within WM&C  2Q16  2Q17  3Q16  4Q16  1Q17  2Q16  2Q17  3Q16  4Q16  1Q17

 Wealth Management businessesNet and gross margins  SUB PC Adj. net margin in bps  Adj. gross margin in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB1 Adj. net margin in bps  155  178  171  2Q16  2Q17  4Q16  Adj. gross margin in bps  Average AuM in CHF bn  89  151  140  Adj. pre-tax income in CHF mn  337  405  411  Adj. net revenues in CHF mn  3Q16  1Q17  165  62  346  171  95  372  294  337  327  197  307  262  811  927  883  304  190  789  316  192  864  189  201  195  229  222  208  728  733  711  191  196  707  192  150  729  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 APAC PB within WM&C  2Q16  2Q17  4Q16  3Q16  1Q17  2Q16  2Q17  4Q16  3Q16  1Q17  2Q16  2Q17  4Q16  3Q16  1Q17  2Q16  2Q17  4Q16  3Q16  1Q17  2Q16  2Q17  4Q16  3Q16  1Q17

Swiss Universal Bank

Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net interest income	408	413	405	(1)%	1%
Recurring commissions & fees	202	197	203	3%	(0)%
Transaction-based	123	100	120	23%	3%
Other revenues	0	1	0		
Net revenues	733	711	728	3%	1%
Provision for credit losses	11	12	8		
Total operating expenses	500	491	491	2%	2%
Pre-tax income	**222**	**208**	**229**	**7%**	**(3)%**
Cost/income ratio	**68%**	**69%**	**67%**		

Key metrics in CHF bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Adj. net margin in bps	44	43	48	1	(4)
Net new assets	1.7	2.0	0.7		
Assets under management	202	198	190	2%	6%
Mandates penetration	31%	31%	28%		
Number of RM	1,310	1,330	1,460	(20)	(150)

Corporate & Institutional Clients Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net interest income	309	313	278	(1)%	11%
Recurring commissions & fees	161	165	160	(2)%	1%
Transaction-based	207	180	185	15%	12%
Other revenues	(5)	(15)	(14)		
Net revenues	672	643	609	5%	10%
Provision for credit losses	25	(2)	1		
Total operating expenses	365	370	380	(1)%	(4)%
Pre-tax income	**282**	**275**	**228**	**3%**	**24%**
Cost/income ratio	**54%**	**58%**	**62%**		

Key metrics in CHF bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net new assets	0.0	0.0	0.9		
Assets under management	353	349	333	1%	6%
Number of RM	550	540	540	10	10

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
July 28, 2017 51

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net interest income	360	342	304	5%	18%
Recurring commissions & fees	302	290	273	4%	11%
Transaction- and perf.-based	265	250	236	6%	12%
Other revenues	0	1	(2)		
Net revenues	927	883	811	5%	14%
Provision for credit losses	8	2	16		
Total operating expenses	612	619	598	(1)%	2%
Pre-tax income	**307**	**262**	**197**	**17%**	**56%**
Cost/income ratio	**66%**	**70%**	**74%**		

Asset Management Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Management fees	269	254	220	6%	22%
Performance & placement rev.	32	42	42	(24)%	(24)%
Investment & partnership inc.	36	42	72	(14)%	(50)%
Net revenues	337	338	334	0%	1%
Total operating expenses	266	273	271	(3)%	(2)%
Pre-tax income	**71**	**65**	**63**	**9%**	**13%**
Cost/income ratio	**79%**	**81%**	**81%**		

Key metrics in CHF bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Adj. net margin in bps	36	32	27	4	9
Net new assets	4.6	4.7	5.4		
Assets under management	336	336	299	0%	12%
Net loans	46	46	43	0%	7%
Number of RM	1,120	1,120	1,170	0%	(4)%

Key metrics in CHF bn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net new assets	2.8	15.0	3.5		
Assets under management	366	367	315	0%	16%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
July 28, 2017
52

Asia Pacific

Wealth Management & Connected and Markets

Wealth Management & Connected

Adjusted key financials in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Private Banking	405	411	337	(1)%	20%
Adv., Underwr. and Financing	154	178	118	(13)%	31%
Net revenues	559	589	455	(5)%	23%
Provision for credit losses	(1)	4	3		
Total operating expenses	362	380	341	(5)%	6%
Pre-tax income	**198**	**205**	**111**	(3)%	78%
Cost/income ratio	**65%**	**65%**	**75%**		
Return on regulatory capital†	**28%**	**31%**	**20%**		
Risk-weighted assets in CHF bn	20	19	17	6%	24%
Leverage exposure in CHF bn	45	45	41	1%	10%

Markets

Adjusted key financials in USD mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Equity sales & trading	194	235	322	(17)%	(40)%
Eq. sales & trading ex SMG	*194*	*235*	*292*	*(17)%*	*(34)%*
Fixed income sales & trading	104	58	147	79%	(29)%
Net revenues	298	293	469	2%	(36)%
Total operating expenses	297	332	360	(11)%	(18)%
Pre-tax income	**1**	**(39)**	**109**	n/m	n/m
Cost/income ratio	**100%**	**113%**	**77%**		
Return on regulatory capital†	**0%**	**(5)%**	**13%**		
Risk-weighted assets in USD bn	12	14	15	(11)%	(20)%
Leverage exposure in USD bn	59	61	68	(5)%	(14)%

Private Banking[1] revenue details in CHF mn

	2Q17	1Q17	2Q16	Δ 1Q17	Δ 2Q16
Net interest income	161	168	143	(4)%	13%
Recurring commissions & fees	94	90	77	4%	22%
Transaction-based revenues	149	154	117	(3)%	27%
Other revenues	1	(1)	-		
Net revenues	405	411	337	(1)%	20%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See Appendix 1 APAC PB within WM&C

CREDIT SUISSE July 28, 2017 53

 Key messages  Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation‘Other revenues’ include required elimination adjustments associated with trading in own shares    2Q17  1Q17  2Q16  Δ 1Q17  Δ 2Q16  Risk-weighted assets  18  17  18  5%  1%  Leverage exposure  60  64  52  (7)%  16%  Adjusted key financials in CHF mn    2Q17  1Q17  2Q16  Δ 1Q17  Δ 2Q16  Treasury results  (91)  53  (136)  n/m  n/m  Other  25  39  41  (36)%  (39)%  Net revenues  (66)  92  (95)  n/m  n/m  Provision for credit losses  1  2  (2)      Total operating expenses  176  165  142  7%  24%  Loss before taxes  (243)  (75)  (235)  n/m  n/m  Key metrics in CHF bn  Pre-tax loss of CHF 243 mn in 2Q17, bringing 1H17 pre-tax loss to CHF 318 mnPre-tax losses in Corporate Center primarily driven by volatility in structured notes and derivative exposure relating to treasury funding; a credit of CHF 67 mn was recorded in treasury results in 1Q17 vs. a loss of CHF 28 mn in 2Q17

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/5)

	Group in CHF mn						Wealth Management[1] in CHF mn			SUB, IWM and APAC WM&C in CHF mn		
	2Q17	1Q17	2Q16	1H17	2H16	1H16	1H17	1H16	1H15[2]	1H17	1H16	1H15[2]
Net revenues reported	5,205	5,534	5,108	10,739	10,577	9,746	4,070	3,776	3,706	6,392	5,874	5,789
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	(424)	-	-	-	(23)	-	-	(23)
(Gains)/losses on business sales	-	(15)	-	(15)	2	56	-	-	-	-	-	-
Net revenues adjusted	5,205	5,519	5,108	10,724	10,155	9,802	4,070	3,776	3,683	6,392	5,874	5,766
Provision for credit losses	82	53	(28)	135	130	122	31	16	21	59	13	65
Total operating expenses reported	4,541	4,811	4,937	9,352	12,428	9,909	2,833	2,739	2,630	4,374	4,199	4,083
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(69)	(137)	(91)	(206)	(194)	(346)	(75)	(61)	-	(97)	(69)	-
Major litigation provisions	(33)	(97)	-	(130)	(2,707)	-	(8)	-	10	(39)	-	10
Total operating expenses adjusted	4,439	4,577	4,846	9,016	9,527	9,563	2,750	2,678	2,640	4,238	4,130	4,093
Pre-tax income/(loss) reported	582	670	199	1,252	(1,981)	(285)	1,207	1,021	1,055	1,959	1,662	1,641
Total adjustments	102	219	91	321	2,479	402	83	61	(33)	136	69	(33)
Pre-tax income/(loss) adjusted	684	889	290	1,573	498	117	1,290	1,082	1,022	2,095	1,731	1,608

	Group in CHF mn			
	2Q17	2Q16	1H17	1H16
Total compensation expenses reported	2,542	2,734	5,200	5,216
Debit valuation adjustments (DVA)	(17)	-	(43)	-
FX adjustment	61	42	101	58
FX neutral total compensation expenses adjusted	2,586	2,776	5,258	5,274
Total non-compensation expenses reported	1,999	2,203	4,152	4,693
Goodwill impairment	-	-	-	-
Restructuring expenses	(69)	(91)	(206)	(346)
Major litigation provisions	(31)	-	(130)	-
Certain accounting changes	(53)	-	(77)	-
FX adjustment	40	28	70	44
FX neutral total non-compensation expenses adjusted	1,886	2,140	3,809	4,391

	Group in CHF mn	
	2016	2015
Total operating expenses reported	22,337	25,895
Goodwill impairment	-	(3,797)
Restructuring expenses	(540)	(355)
Major litigation provisions	(2,707)	(820)
Debit valuation adjustments (DVA)	-	-
Certain accounting changes	-	-
Total operating expenses adjusted	19,090	20,923
FX adjustment	292	319
FX neutral total operating expenses adjusted	19,382	21,242

1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE July 28, 2017 55

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/5)

Group in CHF mn

	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net revenues reported	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**6,372**	**6,578**	**6,463**	**6,829**
Fair value on own debt	-	-	-	-	-	-	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	-	-	(78)	(346)	-	-	(72)	-	(23)	-	(375)	-	(5)	(34)
(Gains)/losses on business sales	-	(15)	2	-	-	56	(34)	-	-	-	(101)	-	-	-
Net revenues adjusted	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**5,599**	**6,260**	**6,441**	**6,884**
Provision for credit losses	**82**	**53**	**75**	**55**	**(28)**	**150**	**133**	**110**	**51**	**30**	**75**	**59**	**18**	**34**
Total operating expenses reported	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,405**	**5,181**	**6,791**	**5,052**
Goodwill impairment	-	-	-	-	-	-	(3,797)	-	-	-	-	-	-	-
Restructuring expenses	(69)	(137)	(49)	(145)	(91)	(255)	(355)	-	-	-	-	-	-	-
Major litigation provisions	(33)	(97)	(2,401)	(306)	-	-	(564)	(203)	(63)	10	(393)	(290)	(1,711)	(42)
Total operating expenses adjusted	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,802**	**4,820**	**5,185**	**5,116**	**5,012**	**4,891**	**5,080**	**5,010**
Pre-tax income/(loss) reported	**582**	**670**	**(2,203)**	**222**	**199**	**(484)**	**(6,441)**	**852**	**1,656**	**1,511**	**892**	**1,338**	**(346)**	**1,743**
Total adjustments	102	219	2,374	105	91	311	5,307	(420)	(188)	(154)	(380)	(28)	1,689	97
Pre-tax income/(loss) adjusted	**684**	**889**	**171**	**327**	**290**	**(173)**	**(1,134)**	**432**	**1,468**	**1,357**	**512**	**1,310**	**1,343**	**1,840**

CREDIT SUISSE July 28, 2017 56

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/5)

SUB PC in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15[1]
Net revenues reported	**733**	**711**	**728**	**1,444**	**1,456**	**1,471**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	(23)
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**733**	**711**	**728**	**1,444**	**1,456**	**1,448**
Provision for credit losses	**11**	**12**	**8**	**23**	**17**	**21**
Total operating expenses reported	**500**	**538**	**494**	**1,038**	**1,043**	**1,061**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	2	(47)	(3)	(45)	(38)	-
Major litigation provisions	(2)	-	-	(2)	-	-
Total operating expenses adjusted	**500**	**491**	**491**	**991**	**1,005**	**1,061**
Pre-tax income/(loss) reported	**222**	**161**	**226**	**383**	**396**	**389**
Total adjustments	0	47	3	47	38	(23)
Pre-tax income/(loss) adjusted	**222**	**208**	**229**	**430**	**434**	**366**

SUB C&IC in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	**672**	**643**	**609**	**1,315**	**1,237**	**1,243**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**672**	**643**	**609**	**1,315**	**1,237**	**1,243**
Provision for credit losses	**25**	**(2)**	**1**	**23**	**(2)**	**35**
Total operating expenses reported	**367**	**402**	**381**	**769**	**750**	**711**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	2	(5)	(1)	(3)	(6)	-
Major litigation provisions	(4)	(27)	-	(31)	-	-
Total operating expenses adjusted	**365**	**370**	**380**	**735**	**744**	**711**
Pre-tax income/(loss) reported	**280**	**243**	**227**	**523**	**489**	**497**
Total adjustments	2	32	1	34	6	-
Pre-tax income/(loss) adjusted	**282**	**275**	**228**	**557**	**495**	**497**

SUB in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15[1]
Net revenues reported	**1,405**	**1,354**	**1,337**	**2,759**	**2,693**	**2,714**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	(23)
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**1,405**	**1,354**	**1,337**	**2,759**	**2,693**	**2,691**
Provision for credit losses	**36**	**10**	**9**	**46**	**15**	**56**
Total operating expenses reported	**867**	**940**	**875**	**1,807**	**1,793**	**1,772**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	4	(52)	(4)	(48)	(44)	-
Major litigation provisions	(6)	(27)	-	(33)	-	-
Total operating expenses adjusted	**865**	**861**	**871**	**1,726**	**1,749**	**1,772**
Pre-tax income/(loss) reported	**502**	**404**	**453**	**906**	**885**	**886**
Total adjustments	2	79	4	81	44	(23)
Pre-tax income/(loss) adjusted	**504**	**483**	**457**	**987**	**929**	**863**

IWM PB in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	**927**	**883**	**811**	**1,810**	**1,664**	**1,631**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**927**	**883**	**811**	**1,810**	**1,664**	**1,631**
Provision for credit losses	**8**	**2**	**16**	**10**	**14**	**1**
Total operating expenses reported	**622**	**642**	**611**	**1,264**	**1,233**	**1,186**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(4)	(23)	(13)	(27)	(23)	-
Major litigation provisions	(6)	-	-	(6)	-	10
Total operating expenses adjusted	**612**	**619**	**598**	**1,231**	**1,210**	**1,196**
Pre-tax income/(loss) reported	**297**	**239**	**184**	**536**	**417**	**444**
Total adjustments	10	23	13	33	23	(10)
Pre-tax income/(loss) adjusted	**307**	**262**	**197**	**569**	**440**	**434**

IWM AM in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	**337**	**338**	**334**	**675**	**654**	**655**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**337**	**338**	**334**	**675**	**654**	**655**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**269**	**286**	**273**	**555**	**526**	**549**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(3)	(13)	(2)	(16)	-	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**266**	**273**	**271**	**539**	**526**	**549**
Pre-tax income/(loss) reported	**68**	**52**	**61**	**120**	**128**	**106**
Total adjustments	3	13	2	16	-	-
Pre-tax income/(loss) adjusted	**71**	**65**	**63**	**136**	**128**	**106**

IWM in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	**1,264**	**1,221**	**1,145**	**2,485**	**2,318**	**2,286**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**1,264**	**1,221**	**1,145**	**2,485**	**2,318**	**2,286**
Provision for credit losses	**8**	**2**	**16**	**10**	**14**	**1**
Total operating expenses reported	**891**	**928**	**884**	**1,819**	**1,759**	**1,735**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(7)	(36)	(15)	(43)	(23)	-
Major litigation provisions	(6)	-	-	(6)	-	10
Total operating expenses adjusted	**878**	**892**	**869**	**1,770**	**1,736**	**1,745**
Pre-tax income/(loss) reported	**365**	**291**	**245**	**656**	**545**	**550**
Total adjustments	13	36	15	49	23	(10)
Pre-tax income/(loss) adjusted	**378**	**327**	**260**	**705**	**568**	**540**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE
July 28, 2017
57

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/5)

APAC WM&C in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	559	589	455	1,148	863	789
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	559	589	455	1,148	863	789
Provision for credit losses	(1)	4	3	3	(16)	8
Total operating expenses reported	364	384	342	748	647	576
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(2)	(4)	(1)	(6)	(2)	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	362	380	341	742	645	576
Pre-tax income/(loss) reported	196	201	110	397	232	205
Total adjustments	2	4	1	6	2	-
Pre-tax income/(loss) adjusted	198	205	111	403	234	205

APAC Mkts in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	289	292	456	581	955	1,339
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	289	292	456	581	955	1,339
Provision for credit losses	-	-	-	-	(3)	-
Total operating expenses reported	297	346	360	643	720	712
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(9)	(15)	(9)	(24)	(9)	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	288	331	351	619	711	712
Pre-tax income/(loss) reported	(8)	(54)	96	(62)	238	627
Total adjustments	9	15	9	24	9	-
Pre-tax income/(loss) adjusted	1	(39)	105	(38)	247	627

APAC in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	848	881	911	1,729	1,818	2,128
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	848	881	911	1,729	1,818	2,128
Provision for credit losses	(1)	4	3	3	(19)	8
Total operating expenses reported	661	730	702	1,391	1,367	1,288
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(11)	(19)	(10)	(30)	(11)	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	650	711	692	1,361	1,356	1,288
Pre-tax income/(loss) reported	188	147	206	335	470	832
Total adjustments	11	19	10	30	11	-
Pre-tax income/(loss) adjusted	199	166	216	365	481	832

APAC PB in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16
Net revenues reported	405	411	337	816	656
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	405	411	337	816	656
Provision for credit losses	(6)	4	2	(2)	(15)
Total operating expenses reported	262	268	246	530	463
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(2)	(1)	-	(3)	-
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	260	267	246	527	463
Pre-tax income/(loss) reported	149	139	89	288	208
Total adjustments	2	1	-	3	-
Pre-tax income/(loss) adjusted	151	140	89	291	208

APAC Mkts in USD mn

	2Q17	1Q17	2Q16	1H17	1H16
Net revenues reported	298	293	469	591	973
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	298	293	469	591	973
Provision for credit losses	-	-	-	-	(3)
Total operating expenses reported	305	347	369	652	731
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(8)	(15)	(9)	(23)	(9)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	297	332	360	629	722
Pre-tax income/(loss) reported	(7)	(54)	100	(61)	245
Total adjustments	8	15	9	23	9
Pre-tax income/(loss) adjusted	1	(39)	109	(38)	254

CREDIT SUISSE
July 28, 2017
58

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/5)

IBCM in USD mn

	2Q17	1Q17	2Q16	1H17	1H16	1H15
Net revenues reported	**527**	**608**	**558**	**1,135**	**953**	**1,025**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**527**	**608**	**558**	**1,135**	**953**	**1,025**
Provision for credit losses	**14**	**6**	**-**	**20**	**30**	**-**
Total operating expenses reported	**431**	**453**	**417**	**884**	**842**	**922**
Goodwill impairment	-	-	-	-	-	-
Restructuring expenses	(10)	(2)	9	(12)	(19)	-
Major litigation provisions	-	-	-	-	-	-
Total operating expenses adjusted	**421**	**451**	**426**	**872**	**823**	**922**
Pre-tax income/(loss) reported	**82**	**149**	**141**	**231**	**81**	**103**
Total adjustments	10	2	(9)	12	19	-
Pre-tax income/(loss) adjusted	**92**	**151**	**132**	**243**	**100**	**103**

GM in USD mn

	2Q17	1Q17	2Q16	1H17	1H16	2015
Net revenues reported	**1,560**	**1,615**	**1,671**	**3,175**	**2,923**	**7,124**
Fair value on own debt	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-
Net revenues adjusted	**1,560**	**1,615**	**1,671**	**3,175**	**2,923**	**7,124**
Provision for credit losses	**12**	**5**	**(17)**	**17**	**5**	**11**
Total operating expenses reported	**1,281**	**1,292**	**1,532**	**2,573**	**2,962**	**9,004**
Goodwill impairment	-	-	-	-	-	(2,690)
Restructuring expenses	(33)	(20)	(52)	(53)	(154)	(97)
Major litigation provisions	-	-	-	-	-	(240)
Total operating expenses adjusted	**1,248**	**1,272**	**1,480**	**2,520**	**2,808**	**5,977**
Pre-tax income/(loss) reported	**267**	**318**	**156**	**585**	**(44)**	**(1,891)**
Total adjustments	33	20	52	53	154	3,027
Pre-tax income/(loss) adjusted	**300**	**338**	**208**	**638**	**110**	**1,136**

Corp. Ctr. in CHF mn

	2Q17	1Q17	2Q16	1H17	1H16
Net revenues reported	**(66)**	**69**	**(95)**	**3**	**15**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	23	-	23	52
Net revenues adjusted	**(66)**	**92**	**(95)**	**26**	**67**
Provision for credit losses	**1**	**2**	**(2)**	**3**	**(1)**
Total operating expenses reported	**178**	**166**	**142**	**344**	**218**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(2)	(1)	-	(3)	-
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**176**	**165**	**142**	**341**	**218**
Pre-tax income/(loss) reported	**(245)**	**(99)**	**(235)**	**(344)**	**(202)**
Total adjustments	2	24	-	26	52
Pre-tax income/(loss) adjusted	**(243)**	**(75)**	**(235)**	**(318)**	**(150)**

SRU in USD mn

	2Q17	1Q17	4Q16	2Q16	4Q15	1H17	1H16
Net revenues reported	**(280)**	**(207)**	**(198)**	**(372)**	**(125)**	**(487)**	**(917)**
Fair value on own debt	-	-	-	-	-	-	-
Real estate gains	-	-	(4)	-	-	-	-
(Gains)/losses on business sales	-	(39)	1	-	-	(39)	5
Net revenues adjusted	**(280)**	**(246)**	**(201)**	**(372)**	**(125)**	**(526)**	**(912)**
Provision for credit losses	**14**	**23**	**28**	**(38)**	**99**	**37**	**81**
Total operating expenses reported	**284**	**310**	**2,610**	**443**	**1,104**	**594**	**1,045**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	(12)	(7)	(1)	(19)	(158)	(19)	(99)
Major litigation provisions	(20)	(70)	(2,322)	-	(258)	(90)	-
Total operating expenses adjusted	**252**	**233**	**287**	**424**	**688**	**485**	**946**
Pre-tax income/(loss) reported	**(578)**	**(540)**	**(2,836)**	**(777)**	**(1,328)**	**(1,118)**	**(2,043)**
Total adjustments	32	38	2,320	19	416	70	104
Pre-tax income/(loss) adjusted	**(546)**	**(502)**	**(516)**	**(758)**	**(912)**	**(1,048)**	**(1,939)**

CREDIT SUISSE
July 28, 2017
59

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	1H17 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	11,219	24%	51%	10%	2%	13%
Total expenses[2]	8,866	33%	35%	4%	10%	18%
Swiss Universal Bank						
Net revenues	2,759	76%	13%	8%	1%	2%
Total expenses[2]	1,853	84%	5%	3%	4%	4%
International Wealth Management						
Net revenues	2,485	22%	49%	17%	3%	9%
Total expenses[2]	1,828	43%	24%	10%	9%	14%
Asia Pacific						
Net revenues	1,729	4%	47%	2%	1%	46%
Total expenses[2]	1,394	10%	19%	-%	1%	70%
Global Markets						
Net revenues	3,126	2%	73%	16%	1%	8%
Total expenses[2]	2,552	4%	63%	4%	19%	10%
Investment Bank & Capital Markets						
Net revenues	1,117	-%	87%	3%	7%	3%
Total expenses[2]	890	4%	72%	5%	14%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 1H17, the sensitivities are:

- USD/CHF impact on 1H17 pre-tax income by CHF +264 / (264) mn
- EUR/CHF impact on 1H17 pre-tax income by CHF +78 / (78) mn

Currency mix capital metric[4] "look-through"



14%
7%
6%
6%
5%
13%
43%
43%
45%
USD
46%
44%
28%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(0.8) bps / +2.1 bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.98 and EUR/CHF of 1.08 for the 1H17 results
4 Data based on June 2017 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
July 28, 2017
60

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier-1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM

Specific notes

* "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for
1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497,
3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123,
1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845,
3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451,
1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464, 2Q17: USD/CHF 0.9736, EUR/CHF 1.0881, GBP/CHF 1.2603.
These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Abbreviations

Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; bps = basis points; CAGR = Compound Annual Growth Rate; C&IC = Corporate & Institutional Clients; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; DOJ = Department of Justice; EAM = External Asset Manager; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; M&A = Mergers & Acquisitions; Mkts = Markets; NII = Net interest income; n/m = not meaningful; NNA = Net new assets; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SMG = Systematic Market-Making Group; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNWI = Ultra High Net Worth Individuals; VaR = Value-at-Risk; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year-on-year; YTD = Year to Date

CREDIT SUISSE July 28, 2017 61

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: July 28, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer